

June 11, 2012

Via E-mail
Mr. Andrew M. Alexander
Chief Executive Officer
Weingarten Realty Investors
2600 Citadel Plaza Drive
P.O. Box 924133
Houston, TX 77292-4133

> **Re: Weingarten Realty Investors**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **File No. 1-09876**

Dear Mr. Alexander:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 2. Properties, page 13

General, page 25

1.   In future Exchange Act periodic reports, please disclose in your lease expiration table the percentage of annual rent represented by leases expiring in each year.

Land Held for Development, page 27

2.   In future Exchange Act periodic reports, please discuss the amount of development that could be supported on the unimproved land in your portfolio.

New Development Properties, page 27

3.   In future Exchange Act periodic reports, for your properties under development, please disclose the anticipated completion date. For completed developments, please also disclose development costs per square foot, clarifying whether you have included leasing costs.

Item 7. Management's Discussion and Analysis…, page 31

4.   In future Exchange Act periodic reports, in order to illustrate for investors your internal earnings growth, please disclose period to period same store net operating income. Additionally, please disclose how you determine the properties that fall within the "same store" pool, including also a discussion of any properties that were excluded from the pool that were owned in all periods compared, and how you determined which revenues and expenses to include in determining NOI. For example, please explain if you included items such as tenant improvement and leasing commissions, ground rent, lease termination fees and marketing costs.

5.   In future Exchange Act periodic reports, please discuss whether occupancy or rents are driving increases or decreases in revenues.

6.   In future Exchange Act periodic reports, please expand your disclosure of your leasing activities for the most recent period, including a discussion of the volume of new leases and the volume of renewed leases, average rents or yields, and, where applicable, average tenant improvement costs, leasing commissions and tenant concessions. Please also include a discussion of rents on renewed leases in relation to the prior rents on those leases. Please provide such disclosure on a square foot basis.

Capital Resources and Liquidity, page 37

7.   Please revise in future Exchange Act periodic reports to describe how cash flows from discontinued operations are reflected in the consolidated statements of cash flows, and, if material, quantify those cash flows if they are not separately identified in those statements. In addition, if material, describe how you expect the absence of cash flows, or absence of negative cash flows, related to the discontinued operations to impact the company's future liquidity and capital resources, and discuss any significant past, present, or upcoming cash uses as a result of discontinuing the operations.

New Development and Capital Expenditures, page 39

8.   In future Exchange Act periodic reports, please expand your disclosure in MD&A to include additional analysis of your capital expenditures, breaking them down between new development, redevelopment/renovations, and other capital expenditures (i.e. capitalized interest, capitalized payroll, etc.) by year. In addition please provide a

narrative discussion for fluctuations from year to year and expectations for the future. The total of these capitalized expenditures should reconcile to the capitalized expenditures included in cash flows from investing activities within the consolidated statements of cash flows.

Contractual Obligations, page 40

9.   In future Exchange Act periodic reports, please revise the contractual obligations table or footnotes to the table to provide information necessary for an understanding of the timing and amount of expected payments under your retirement plan and nonqualified supplemental retirement plans. For example, please disclose whether the table includes the estimated contribution/payment for the next fiscal year, the future minimum statutory funding requirements over a number of years, or all expected required and voluntary contributions/payments. Where material, please disclose the factors that could affect the estimates of the future payments.

Off Balance Sheet Arrangements, page 41

10.   We note that you have a 51% ownership in an unconsolidated real estate limited partnership with a foreign institutional investor. Please tell us how you determined that this partnership should not be consolidated.

Consolidated Statements of Cash Flows, page 47

11.   It appears that you have included acquisitions of properties and capital expenditures on one line item in the investing section of the consolidated statements of cash flows. In future Exchange Act periodic reports, please present these as separate line items within investing activities due to their significance. For the year ended December 31, 2011, please tell us the amount that was related to acquisition of properties and the amount that was related to capital expenditures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Staff Attorney, at (202) 551-3585 or Sonia Barros, Special Counsel, at (202) 551-3655 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief